SunAmerica Asset

Management, LLC

Harborside Financial Center

3200 Plaza 5

Jersey City NJ 07311-4992

201.324.6378

201.324.6364 Fax

thomas.peeney@sunamerica.com

Thomas D. Peeney

Vice President & Assistant General Counsel

July 23, 2015

VIA EDGAR

Ms. Sheila Stout

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4720

Re:	SunAmerica Equity Funds (File No. 811-04801) – 9/30/14 N-CSR

SunAmerica Income Funds (File No. 811-04708) – 3/31/15 N-CSR

SunAmerica Money Market Funds, Inc. (File No. 811-03807 – 12/31/14 N-CSR

SunAmerica Senior Floating Rate Fund, Inc. (File No. 811-08727) – 12/31/14 N-CSR

SunAmerica Series, Inc. (File No. 811-07797) – 10/31/14 N-CSR

SunAmerica Specialty Series (File No. 811-21482) – 10/31/14 N-CSR

(each, a “Registrant,” and collectively, the “Registrants”)

Dear Ms. Stout:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on June 23, 2015 via telephone, with respect to each Registrant’s filing on Form N-CSR for the reporting period noted above and, as applicable, certain Form N-SAR and other filings referenced in our call.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrants’ understanding. The Registrants’ responses to each comment are set out immediately under the restated comment. The series of the Registrants may be referred to herein individually as a “Fund” and collectively, as the “Funds.” Defined terms, unless otherwise defined herein, have the meanings given them in the Registrants’ Form N-CSR or other filings, as applicable.

Comment 1: Comment for SunAmerica Specialty Series, SunAmerica Equity Funds and SunAmerica Series, Inc. – Missing Ticker Symbols. The ticker symbols applicable to the classes of shares of the series of these Registrants, as detailed below, are missing from the submission headers to the Form N-CSR filings made with respect to these Registrants. Please update the series and class information on EDGAR accordingly.

Registrant	Fund	Class
SunAmerica Specialty Series	2020 High Watermark Fund	Classes C and I
SunAmerica Specialty Series	SunAmerica Small-Cap Fund	Classes A, C and W
SunAmerica Equity Funds	SunAmerica Japan Fund	Class B
SunAmerica Equity Funds	SunAmerica Int’l Div. Strat. Fund	Class W
SunAmerica Series, Inc.	Focused Balanced Strat. Portfolio	Class I
SunAmerica Series, Inc.	Focused Multi-Asset Strat. Portfolio	Class I

Response: The series and class information on EDGAR has been updated to include ticker symbols for those classes of shares of the Registrants identified above that have ticker symbols. Please note that as of the close of business on January 27, 2015, all outstanding Class B shares of the SunAmerica Japan Fund were converted to Class A shares.

Comment 2: SunAmerica Specialty Series – 2020 High Watermark Fund – Compliance with Undertakings in Registrant’s Registration Statement. Please confirm that, consistent with the undertakings in Post-Effective Amendment No. 48 to SunAmerica Specialty Series’ registration statement on Form N-1A filed on February 27, 2015 (Accession No. 0001104659-15-015309), this Registrant has: (i) included in its most recent Shareholder Reports an offer to supply the most recent annual and/or quarterly report of Prudential Financial, Inc. and Prudential Global Fund, Inc. (“PGF”), free of charge, upon a shareholder’s request and (ii) updated its registration statement on Form N-1A to incorporate by reference the annual report on Form 10-K or included the audited financial statements covering the periods that would otherwise have been required by Form 10-K for each of Prudential Financial, Inc. and PGF.

Response: The Registrant confirms that it has included the disclosure required by these undertakings in its most recent Shareholder Reports, and that Post-Effective Amendment No. 50 to its registration statement on Form N-1A, filed on March 27, 2015 (Accession No. 0001104659-15-023511), included the above-referenced financial statements.

Comment 3: Comment for SunAmerica Specialty Series – SunAmerica Global Trends Fund Investment Policy. With respect to the SunAmerica Global Trends Fund, please be advised that the Prospectus for such Fund does not have a stated policy to invest globally, but the Fund uses “global” in its name. Please consider if there should be a policy to invest globally (e.g., invest in at least three countries outside the United States and at least 40% of the assets of the Fund are invested outside the United States).

Response: As disclosed in the Prospectus, the Fund’s strategy involves a rules-based investment process whereby Wellington Management allocates assets across ten different asset classes by using futures instruments to gain exposure to such asset classes. Many of these asset classes are foreign asset classes. The Fund’s exposure to the various asset classes will fluctuate and is dependent upon the positive or negative signals identified by Wellington Management’s proprietary investment process, including based on whether an asset class is trending up, trending down or in a “range-bound” environment (i.e., where the market is trading in a relatively narrow range instead of trending). To ensure that a significant amount of the various asset classes to which the Fund will seek exposure will be foreign, there is disclosure in the investment strategies section stating that at least 40% of the asset classes included within the Fund’s allocation strategy will consist of foreign asset classes. Please note that the Registrant also has disclosure that includes examples of foreign asset classes.

Comment 4: General Comment – Investment in other unaffiliated Registered Investment Companies. For Funds with significant investments (i.e., greater than 25%) in other unaffiliated registered investment companies (“underlying funds”), consider including disclosure in the Funds’ financial statements on how to obtain current financial information about the underlying funds in which each such Fund invests.

Response: For future Shareholder Reports, if any Fund holds a position in an underlying fund that is greater than 25%, the Registrant will include the following disclosure:

“Additional information about the XYZ Fund is available in the Fund’s Shareholder Reports and Prospectus which can be found on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.”

Comment 5: SunAmerica Specialty Series – SunAmerica Small-Cap Fund – Portfolio of Investments in 2014 Annual Report to Shareholders. Please define “CVR – Contingent Value Rights,” as noted in the Portfolio of Investments for the SunAmerica Small-Cap Fund.

Response: The Contingent Value Rights (“CVR”) abbreviation is a type of right given to shareholders of an acquired company or shareholders of a company facing some type of restructuring. The CVR typically ensures shareholders that they would receive an additional benefit if a specified event occurs.

Comment 6: SunAmerica Equity Funds – SunAmerica International Dividend Strategy Fund – Financial Highlights in 2014 Annual Report to Shareholders. The portfolio turnover rate of the International Dividend Strategy Fund for the fiscal year ended September 30, 2013, as compared to the fiscal year ended September 30, 2012, decreased from 248% in the fiscal year ended September 30, 2012 to 32% in the fiscal year ended September 30, 2013. Please confirm that the Registrant’s Statement of Additional Information (“SAI”) explained this variation in the portfolio turnover.

Response: The Registrant’s SAI dated February 1, 2014 included an explanation of this variation in portfolio turnover in accordance with Item 16(e) of Form N-1A.

Comment 7: SunAmerica Equity Funds – SunAmerica International Dividend Strategy Fund – Portfolio of Investments in 2014 Annual Report to Shareholders. The dividend rates were not provided for the foreign preferred stocks shown in the Portfolio of Investments in the annual report of SunAmerica International Dividend Strategy Fund. The Staff requests that, in the future, such dividend rates be added, as applicable.

Response: Foreign Preferred Securities that do not disclose a dividend rate are foreign “preference” securities that generally do not pay level, periodic dividends and therefore, such dividend rates are typically not available. For future Shareholder Reports, foreign preference securities will be listed with Common Stocks with a footnote indicating they are preference shares.

Comment 8: SunAmerica Equity Funds – Notes to Financial Statements in 2014 Annual Report to Shareholders. Note 2, Significant Accounting Policies, states that “[t]he summary of inputs used to value the Funds’ net assets as of September 30, 2014 are reported on a schedule following the Portfolio of Investments.” Please advise where the schedule reporting the summary of inputs is located, and confirm that the statement contained in Note 2 is accurate.

Response: The summary of inputs schedule immediately follows the Portfolio of Investments of each Fund. The assets and liabilities of the Fund are categorized into each of the three levels of inputs as described in the valuation note in the financial statements. In future Shareholder Reports, the Registrants will enhance the statement in the valuation note to better describe the format of the schedule. The statement will read substantially in the form below:

“The summary of the Fund’s assets and liabilities classified in the fair value hierarchy as of [date], is reported on a schedule following the Portfolio of Investments.”

Comment 9: SunAmerica Equity Funds – SunAmerica Japan Fund – Statement of Operations / Notes to Financial Statements in 2014 Annual Report to Shareholders. The amount of the “(fees waived and expenses reimbursed) / recouped by investment adviser” disclosed in the Statement of Operations is different than the amount disclosed in the Notes to Financial Statements. Please reconcile this inconsistency.

Response: The $131,283 of waived/reimbursed expenses reflected in the Notes to Financial Statements does not include $2,821 of recouped expenses which is also reflected in the Notes to Financial Statements. When the waived/reimbursed expenses of $131,283 are combined with the recouped expenses of $2,821, the net amount of $128,462 reconciles to the amount in the Statement of Operations.

Comment 10: SunAmerica Senior Floating Rate Fund, Inc. – Portfolio of Investments in 2014 Annual Report to Shareholders. For any money market fund in which the Fund is invested, please show the seven day yield if made public by the money market fund in accordance with Regulation S-X, Rule 12-12.

Response: In future Shareholder Reports, the Registrants will include the seven day yield (or other appropriate current interest rate) for each money market fund investment held.

Comment 11: SunAmerica Senior Floating Rate Fund, Inc.– Portfolio of Investments in 2014 Annual Report to Shareholders. In the Portfolio of Investments, footnote 3 reflects that the Fund invests in senior loans that periodically adjust their interest rates by reference to a base lending rate (e.g., LIBOR, Prime Rate, Certificate of Deposit Rate, etc.) plus a premium. In future filings, including with respect to the other Registrants, as applicable, for any such securities with interest rates based on a base lending rate plus a premium, to include the base lending rate plus the premium in the security description. In addition, disclose the current lending rates that are used in the security descriptions (e.g., LIBOR 3-month – 0.50%) at the end of the Portfolio of Investments.

Response: The Registrant believes the current disclosure is appropriate; however, for future filings, the Registrants will evaluate whether enhancements to the current disclosure are necessary or desirable, including in the context of the Commission’s recent proposal, Investment Company Reporting Modernization, Investment Company Act Release No. 31610 (May 20, 2015).

Comment 12: SunAmerica Money Market Funds, Inc. – SunAmerica Money Market Fund – Statement of Operations in 2014 Annual Report to Shareholders. Please disclose any fees previously waived that are subject to recoupment, if applicable.

Response: None of the fees previously waived, as reflected in the Fund’ Statement of Operations, are subject to recoupment.

Comment 13: SunAmerica Income Funds – SunAmerica Strategic Bond Fund – Portfolio of Investments in 2015 Annual Report to Shareholders. The Staff requests that, with respect to Payment-in-Kind (“PIK”) securities held by the SunAmerica Strategic Bond Fund, the footnote disclosure in the Portfolio of Investments should be enhanced to separately disclose, if applicable, the rate of interest with respect to the income payments received either in-kind or in cash (i.e., bifurcate the components).

Response: Currently, Payment-in-Kind (“PIK”) securities include the following footnote: “Payment-in-Kind (PIK) security. Income may be paid in additional securities or cash at the discretion of the issuer.” In addition, for PIK securities paying interest in the form of additional securities, the following additional footnote is added to the security description: “Security currently paying interest in the form of additional securities.”

In future Shareholder Reports, the two footnotes will be modified and each PIK security will be assigned one of the two footnotes. The modified footnotes are as follows:

Note 1: “Payment-in-Kind” (PIK) security. Income may be paid in additional securities or cash at the discretion of the issuer. The security is currently paying interest in cash at the coupon rate listed.

Note 2: “Payment-in-Kind” (PIK) security. Income may be paid in additional securities or cash at the discretion of the issuer. The security is currently paying interest in the form of additional securities at the coupon rate listed.

Comment 14: SunAmerica Series, Inc. – Amended NSAR-B/A. The Staff notes that the Registrant made an amended NSAR-B filing on March 18, 2014. Please provide the reason for the amended filing and, with respect to any future amended filings, the Staff recommends that the Registrant include a transmittal letter to explain the reason for the amendment.

Response: The amendment was filed to reflect the signature in the internal control report of the Registrant’s independent registered public accountant, which was not included in the NSAR-B filing on December 30, 2013. The transmittal letter was inadvertently omitted from the March 18, 2014 amended filing and is attached for your reference as Exhibit A.

Comment 15: SunAmerica Series, Inc. – SunAmerica Select Dividend Growth Portfolio – Prospectus dated March 2, 2015. Please explain why the expense ratio reflected in the fee table for the Class A shares of the Fund is different than the expense ratio reflected in the Financial Highlights table. Please reconcile this inconsistency.

Response: The SunAmerica Select Dividend Growth Portfolio commenced operations on May 2, 2014 and had less than six months of operating results as of October 31, 2014. Accordingly, as required by Instruction No. 6 to Item 3 of Form N-1A, Other Expenses were based on estimated amounts for the current fiscal year. Footnote 2 to the fee table in the Prospectus indicates that Other Expenses were based on estimated amounts for the current fiscal year. The expense ratio included in the Financial Highlights table was based on actual amounts incurred during the period ended October 31, 2014.

* * * * * * *

In response to your request, the Registrants acknowledge that:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas D. Peeney

Thomas D. Peeney, Esq.

cc:	Gregory Kingston

John T. Genoy

Kathleen D. Fuentes, Esq.

Margery Neale, Esq., Willkie Farr & Gallagher LLP

Elliot Gluck, Esq., Willkie Farr & Gallagher LLP

Attachment

Exhibit A

March 18, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Series, Inc. (the “Registrant”)

Registration File No. 811-07797

CIK No. 0001020861

Ladies and Gentlemen:

On behalf of the Registrant, transmitted herewith pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended, is an amendment to the Registrant’s annual Form N-SAR filing for the period ended October 31, 2013 (the “Amendment”). This Amendment is being filed to reflect the signature in the internal control report of the Registrant’s independent public accountant, which was not included in the annual Form N-SAR filing that was made on December 30, 2013.

If you have any questions concerning the Amendment, please do not hesitate to contact me at (201) 324-6369.

Very truly yours,

/s/ Kathleen D. Fuentes

Kathleen D. Fuentes

Vice President and Deputy General Counsel

SunAmerica Asset Management, LLC

Enclosures